Exhibit 99.1

Tantech Holdings Ltd. Acquires 5% Minority Interest in Its PRC Operating Subsidiary

LISHUI, China, June 24, 2016 /PRNewswire/ -- Tantech Holdings Ltd. (NASDAQ: TANH) (“Tantech” or the “Company”), a leading manufacturer of bamboo-based charcoal products, announced today that it, through its wholly-owned subsidiary in China, Lishui Tantech Energy Tech Co., Ltd. (“Lishui Tantech”), has entered into an equity purchase agreement (the “Agreement”) with the holders of the remaining 5% interest of Zhejiang Tantech Bamboo Technology Co., Ltd., (“Bamboo Tech”) , a China subsidiary of Lishui Tantech, to purchase the 5% interest of Bamboo Tech for 1,018,935 shares of the Company’s common stock (the “Shares”).

Pursuant to the Agreement executed on June 24, 2016 by and between Lishui Tantech and the five individual shareholders, who each owned 1% interest in Bamboo Tech, the Company shall issue and deliver 203,787 of the Shares to each of the five individual shareholders. All Shares to be issued pursuant to the Agreement are restricted shares.

As a result of the Agreement, Bamboo Tech became a wholly-owned subsidiary of Lishui Tantech, which is a 100% owned China subsidiary of the Company, allowing the Company to eliminate the “net income attributable to non-controlling interest” and to automatically increase “net income attributable to stockholders” by 5% on its Income Statement going forward. In 2015, the Company reported net income attributable to non-controlling interest of $487,928 and non-controlling interest in equity of $3,444,342.

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd. (“Tantech” or the “Company”), together with its subsidiaries, develops and manufactures bamboo-based charcoal products, including a variety of branded consumer products and electric double-layer capacitor (“EDLC”) carbon products for industrial energy applications. The Company is in the process of acquiring 100% interest in Suzhou E Motors Co., Ltd., a specialty electric vehicles and power batteries manufacturer based in Zhangjiazhang City, Jiangsu Province, and aims to transform itself from a bamboo-based charcoal products producer to a vertically integrated company along the EDLC Carbon –power battery – specialty new energy vehicle value chain. For more information about Tantech, please visit: http://www.tantech.cn/en/index.asp.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information please contact:

Tantech Holdings Ltd.

Ms. Ye Ren
IR Manager
+86-578-261-2869
ir@tantech.cn

Weitian Investor Relations

Ms. Tina Xiao
+1-917-609-0333
tanh@weitian-ir.com